Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
 Ramat Gavriel Industrial Park
 P.O. Box 619, Migdal Haemek 2310502, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 25, 2022

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (“Tower” or the “Company”), will be held on Monday, April 25, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

The Meeting will be held for the following purposes:

1.
The Merger Proposal.  To approve the acquisition of the Company by Intel FS Inc. (a Delaware corporation (“Parent”)), including the approval of (a) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated February 15, 2022, by and among Parent, Steel Titanium 2022 Ltd. (a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”)), Intel Corporation (a Delaware corporation) and the Company, pursuant to which Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company (the “Surviving Company”) and will become a wholly-owned subsidiary of Parent (the “Merger”); (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of the Company (each, a “Company Share”), owned immediately prior to the effective time of the Merger; and (d) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which will be annexed to the proxy statement (collectively, the “Merger Proposal”); and

2.
The Adjournment Proposal.  To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting.

Only shareholders of record as of the close of business on March 16, 2022, the record date, are entitled to notice of the Meeting and to vote at the Meeting or any adjournment, postponement, or other delay thereof.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on March 16, 2022, or which appears in the participant listing of a securities depository on that date.

The Board of Directors of the Company (the “Board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), are fair to, and in the best interests of, the Company’s shareholders; (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (iii) authorized and approved in all respects, the Merger Agreement, the delivery and performance of the Merger Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement.  The Board unanimously recommends that the Company’s shareholders vote FOR each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders in connection with the Meeting.

Your vote is very important, regardless of the number of Company Shares that you own. Approval of each of the proposals requires the affirmative vote of the holders of at least a majority of the ordinary shares of the Company represented at the Meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on the proposal (excluding abstentions and broker non-votes). In the case of Proposal 1 (approval of the Merger), the foregoing majority must be achieved after excluding any votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by Parent, Merger Sub or either of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least 33% of the voting rights in the Company constitutes a quorum for purposes of the Meeting.  In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the immediately following week and will be held at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association.  At such adjourned meeting, if a quorum is not present as aforesaid, within half an hour of the time fixed for the commencement thereof, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Record shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s transfer agent by 5:00 p.m., Eastern Standard Time, on April 22, 2022, or, if sent to the Company’s Israeli registered office, to be received not later than 9:00 a.m. (Israel time) on the day of the Meeting (that is, on Monday, April 25, 2022).  No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company, LLC.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Meeting (or to appoint a proxy to do so).

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) will be able to either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending a certificate of ownership together with a duly executed proxy to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on the day of the Meeting (that is, on Monday, April 25, 2022), or may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time set for the Meeting.  You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

In accordance with the Israeli Companies Law, 5759-1999 (the “ICL”), (i) position statements with respect to any of the proposals at the Meeting must be delivered to the Company no later than April 15, 2022; and (ii) the last date for submitting a request to include a proposal for inclusion at the Meeting in accordance with Section 66(b) of the ICL is February 24, 2022, and, if the Board determines that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in accordance with Israeli law.

The Company intends to furnish copies of the proxy statement for the Meeting, describing the matters to be voted on at the Meeting, along with the proxy card and other documents to the U.S. Securities Authority (“SEC”) and ISA on Form 6-K on or about March 11, 2022.  Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, the Company’s website at www.towersemi.com, or by directing the request to the Company’s Corporate Secretary.  The contents of Tower’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

This communication is not a substitution for the proxy statement or for any other documents that Tower may furnish to the SEC and ISA or send to shareholders in connection with the proposed Merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC AND ISA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

By the Order of the Board,

Amir Elstein
Chairman of the Board
February 17, 2022